VEON Announces Vesting of Conditional Award to Group CEO Kaan Terzioglu Amsterdam, 12 September 2024 – VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a global digital operator that provides converged connectivity and online services, announces the vesting of a conditional incentive award (the “Conditional Award”) to its Group Chief Executive Officer, Kaan Terzioglu. This Conditional Award was made under VEON's 2021 Long Term Incentive Plan (“LTIP”). Award Details and Vesting Conditions On 10 January 2024, Kaan Terzioglu was granted a Conditional Award under the LTIP, comprising 3,201,250 common shares in VEON Ltd and subject to performance targets. The performance targets set out in the award agreement have been successfully met, resulting in the vesting of the award on 30 July 2024. Under the original terms, the common shares under the Conditional Award were scheduled to be released to Mr. Terzioglu within 30 days of vesting. Settlement Terms Due to VEON’s current lack of available securities registered under Form S-8, the Company and Mr. Terzioglu have agreed to amend the terms of the Conditional Award to provide a structured settlement, which includes both cash and equity components:  Cash Payment: A gross cash payment of USD 500,000 was made to Mr. Terzioglu in August 2024; and  Equity Payment: A transfer of 2,729,000 common shares (equivalent to 109,160 ADSs) will be completed by no later than August 31, 2025. As of 10 September 2024, Mr Terzioglu is the beneficial owner of such shares but will not hold the shares directly until the transfer in 2025 to ensure compliance with the selling restrictions applicable to the shares. These payments will be made as full and final settlement of the award, with applicable deductions for any tax liabilities and any other deductions required by law. About VEON VEON is a digital operator that provides converged connectivity and digital services to nearly 160 million customers. Operating across six countries that are home to more than 7% of the world’s population, VEON is transforming lives through technology-driven services that empower individuals and drive economic growth. Headquartered in Amsterdam, VEON is listed on Nasdaq and Euronext. For more information visit: www.veon.com.

Disclaimer This release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to timing of the awards described above. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward- looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. There can be no assurance that the initiatives referred to above will be successful.